Issuer Free Writing Prospectus filed pursuant to Rule 433 supplementing the

Preliminary Prospectus Supplement dated May 3, 2010 and the

Prospectus dated January 4, 2010

Registration No. 333-163110

May 4, 2010

US$300,000,000

Beazer Homes USA, Inc.

9.125% Senior Notes due June 15, 2018

The information in this pricing term sheet supplements, updates and supersedes the information in the Preliminary Prospectus Supplement. Terms used but not otherwise defined herein shall have the meanings assigned to such terms cited in the Preliminary Prospectus Supplement.

Issuer:	Beazer Homes USA, Inc.

Security Description:	Senior Notes

Face:	$300,000,000

Gross Proceeds:	$300,000,000

Net Proceeds:	$295,050,000

Coupon:	9.125%

Maturity Date:	June 15, 2018

Offering Price:	100.000%

Yield to Maturity:	9.125%

Spread to Treasury:	585 bps

Benchmark Treasury:	3.875% UST due May 15, 2018

Ratings:	Caa2/CCC

Interest Payment Dates:	June 15 and December 15

First Interest Payment Date:	June 15, 2010

Optional Redemption:	Year	Percentage
	2014	104.563%
	2015	102.281%
	2016 and thereafter	100.000%

Make-Whole:	Callable prior to the first call date at make-whole call of T+ 0.50%

Equity Claw-back:	Up to 35% at 109.125% of principal plus interest until June 15, 2013

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc.

Joint Lead Manager:	Deutsche Bank Securities Inc.

Co-Manager:	Moelis & Company LLC

Trade Date:	May 4, 2010

Settlement Date:	May 20, 2010 (T+12)

CUSIP and ISIN Numbers:	CUSIP: 07556Q AV7 ISIN: US07556QAV77

Minimum Allocations:	$2,000

Increments:	$1,000

Distribution:	SEC Registered

Settlement

The issuer expects that delivery of the notes will be made against payment therefor on or about May 20, 2010, which will be the twelfth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+12”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next eight succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+12, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, prospectuses may be obtained from: Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010 (Telephone: (800) 221-1037) or Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 (Attention: Prospectus Department; Telephone: (800) 831-9146; E-mail: batprospectusdept@citi.com).